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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

         INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                          (Amendment No.       )
                                         ------

                        Western Staff Services, Inc.
                     ----------------------------------
                              (Name of Issuer)

                               Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                               959586 10 8
                     ----------------------------------
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement / / (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                              (Page 1 of 5 Pages)



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CUSIP No. 959586 10 8                 13G                    Page 2 of 5 Pages

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     Stover Revocable Trust dated November 16, 1988, as amended
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
     Number of Shares     (5) Sole Voting Power
      Beneficially            5,958,218 shares of Common Stock
        Owned by          --------------------------------------------------
     Each Reporting       (6) Shared Voting Power
      Person With             *
                          --------------------------------------------------
                          (7) Sole Dispositive Power
                              5,958,218 shares of Common Stock
                          --------------------------------------------------
                          (8) Shared Dispositive Power
                              *
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,097,222
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
     695,589 owned by The Stover Charitable Lead Annuity Trust of which    /X/
     W. Robert Stover is Trustee but has disclaimed beneficial ownership.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     59.4%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     00
-------------------------------------------------------------------------------

* 113,571 shares of Common Stock are directly owned by the Stover Foundation (the "Old Foundation"); 25,433 shares of Common Stock are directly owned by the Stover Foundation, a California nonprofit religious corporation (the "New Foundation"), W. Robert Stover, the Chairman of the Board and Chief Executive Officer of the Issuer and the Co-Trustee of the Reporting Person is a director of the Old Foundation and the New Foundation.


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CUSIP No. 959586 10 8                 13G                    Page 3 of 5 Pages

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ITEM 1(a).  NAME OF ISSUER

            Western Staff Services, Inc.
-------------------------------------------------------------------------------


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            301 Lennon Lane, Walnut Creek, California 94598
-------------------------------------------------------------------------------


ITEM 2(a).  NAME OF PERSON(s) FILING

            Stover Revocable Trust dated November 16, 1998, as amended
-------------------------------------------------------------------------------


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            120 Wildwood Gardens, Piedmont, CA 94611
-------------------------------------------------------------------------------


ITEM 2(c).  CITIZENSHIP

            United States
-------------------------------------------------------------------------------


ITEM 2(d).  TITLE OF CLASS OF SECURITIES

            Common Stock
-------------------------------------------------------------------------------


ITEM 2(e).  CUSIP NUMBER

            959586 10 8
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b),
         CHECK WHETHER THE PERSON FILING IS A:  Not applicable

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in Section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in Section 3(a)(19) of the Act

    (d) / / Investment Company registered under Section 8 of the Investment Company Act

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; SEE Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) SEE Item 7.

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4.  OWNERSHIP.

    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a) Amount beneficially owned:
                                  6,097,222
    ---------------------------------------------------------------------------

    (b) Percent of class:
                                   59.4%
    ---------------------------------------------------------------------------


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CUSIP No. 959586 10 8                 13G                    Page 4 of 5 Pages

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    (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote   5,958,218
                                                       ------------------------

         (ii) Shared power to vote or to direct the vote  139,004
                                                         ----------------------
        (iii) Sole power to dispose or to direct the disposition of  5,958,218
                                                                   ------------


        (iv) Shared power to dispose or to direct the disposition of  139,004
                                                                     ----------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.  Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Joan C. Stover, Co-Trustee of Stover Revocable Trust dated November 16, 1988, as amended

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY,
         Not Applicable.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         Not applicable

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP. Not applicable.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. SEE Item 5.


ITEM 10. CERTIFICATION

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."




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CUSIP No. 959586 10 8                 13G                    Page 5 of 5 Pages

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 12, 1998
                                       ----------------------------------------
                                                      (Date)

                                       W. Robert Stover    /s/ W. Robert Stover
                                       Co-Trustee, Stover Revocable Trust dated
                                       ----------------------------------------
                                                      (Signature)

                                       November 16, 1988 as amended
                                       ----------------------------------------
                                                      (Name/Title)